UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2025

Commission File No. 001-39730

VISION MARINE TECHNOLOGIES INC.

(Translation of registrant’s name into English)

730 Boulevard du Curé-Boivin

Boisbriand, Québec, J7G 2A7, Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) ☐

Entry into a Material Definitive Agreement.

On May 16, 2025, Vision Marine Technologies, Inc. (the “Company”) entered into a Settlement Agreement and Release (the “Settlement Agreement”) with three of its shareholders (the “Holders”) to resolve claims made by the Holders in Ionic Ventures, LLC, et al. v. Vision Marine Technologies, Inc., Index No. 651289/2025 (Sup. Ct. N.Y. Co.) (the “Matter”).

Under the Settlement Agreement, the Company agreed to issue an aggregate of 250,000 common shares of the Company (the “Settlement Shares”) to the Holders, subject to court approval under Section 3(a)(10) of the Securities Act of 1933, as amended.

Upon issuance, the Settlement Shares may be resold without restriction, subject to a partial lock-up provision. Under the lock-up, each Holder may not sell more than its pro rata portion of 20% of the daily trading volume of the Company’s common shares on any trading day. This restriction is subject to early termination under certain conditions, including a capital raise by the Company or a sustained increase in trading volume.

The Settlement Agreement also includes mutual releases of all claims related to the Matter. The effectiveness of the releases is contingent upon court approval of the share issuance under Section 3(a)(10) by September 15, 2025. The Company expects to seek expedited court approval of the Settlement Agreement and the issuance of the Settlement Shares.

The foregoing is a summary of the Settlement Agreement which is qualified in its entirety by reference to the full text of the Settlement Agreement that is attached hereto as Exhibit 10.1 and hereby incorporated by reference herein.

Regulation FD Disclosure

On May 16, 2025, the Company announced via press release that it had entered into the Settlement Agreement.

General

The information contained in this Report on Form 6-K of the Company, except for the press release furnished herewith as Exhibit 99.1 is hereby incorporated by reference into the Company’s registration statement on Form F-3 (File No. 333-267893) and registration statement on Form S-8 (File No. 333-264089).

Exhibit Index

Exhibit No.	Exhibit
10.1	Settlement Agreement and Release, dated May 16, 2025
99.1	Vision Marine Technologies Announces Settlement of Outstanding Legal Claim

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

VISION MARINE TECHNOLOGIES INC.

Date: May 20, 2025	By:	/s/ Raffi Sossoyan
	Name:	Raffi Sossoyan
	Title:	Chief Financial Officer